



15006229

No Act
PE 2/13/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2015

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8 (CDS)
Public
Availability: 3-27-15

Re: Amazon.com, Inc.
Incoming letter dated February 3, 2015

Dear Mr. Mueller:

This is in response to your letters dated February 3, 2015, March 17, 2015 and March 23, 2015 concerning the shareholder proposal submitted to Amazon by Nikki Sweeden Bollaert. We also have received letters on the proponent's behalf dated February 26, 2015, March 20, 2015 and March 24, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Sanford Lewis
sanfordlewis@strategiccounsel.net

March 27, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Amazon.com, Inc.
Incoming letter dated February 3, 2015

The proposal requests that Amazon disclose to shareholders any reputational and financial risks that it may face as a result of negative public opinion pertaining to the treatment of animals used to produce products it sells.

There appears to be some basis for your view that Amazon may exclude the proposal under rule 14a-8(i)(7), as relating to Amazon's ordinary business operations. In this regard, we note that the proposal relates to the products and services offered for sale by the company. Proposals concerning the sale of particular products and services are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Amazon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Amazon relies.

Sincerely,

Luna Bloom
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

March 24, 2015

Via email
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal at Amazon.com, Inc. on animal cruelty in production of products sold – supplemental reply

Ladies and Gentlemen:

Nikki Sweeden Bollaert (the "Proponent") is the beneficial owner of common stock of Amazon.com, Inc. (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. I have been asked by the Proponent to respond briefly to the second supplemental letter dated March 23, 2015, sent to the Securities and Exchange Commission Staff by Ronald O. Mueller of Gibson Dunn on behalf of the Company.

In its latest letter, the Company reiterates its assertion that because products associated with animal cruelty that are sold on its website are offered for sale by third parties whom Amazon.com views as "customers," the proposal touches upon the area of ordinary business. The company's argument is without foundation in logic or ethics.

If the "millions" of third parties who utilize the Company's website engage in unethical or even illegal sales (as in *Silk Road*) that dramatically undermine the company's reputation and societal standing, and which implicate a significant policy issue, would the Company's lack of standards for control of those activities simply be out of reach of shareholder oversight and inquiry?

In an era in which commerce is increasingly shifting to the Internet, and in which this single company oversees the largest portion of these Internet transactions, shareholders can and must be able to weigh in on significant policy issues associated with the company's activities, regardless of the specific configuration of the contractual relationships between the Company, product sellers and product purchasers.

Sincerely,



Sanford Lewis
Attorney at Law

cc: Ronald O. Mueller

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
(413) 549-7333 ph. • (413) 825-0223 fax

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

March 23, 2015

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Amazon.com, Inc.*
Shareholder Proposal of Nikki Sweeden Bollaert
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On February 3, 2015, we submitted a letter (the "No-Action Request") on behalf of Amazon.com, Inc. ("Amazon," or the "Company") notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission that the Company intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders (collectively, the "2015 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Nikki Sweeden Bollaert (the "Proponent"). The Proposal requests that the Company "disclose to shareholders any reputational and financial risks that it may face as a result of negative public opinion pertaining to the treatment of animals used to produce products it sells."

On March 17, 2015, we submitted a supplemental letter to the Staff on behalf of the Company (the "First Supplemental Letter") in response to a letter submitted to the Staff on February 26, 2015 by Sanford J. Lewis on behalf of the Proponent. On March 20, 2015, Mr. Lewis submitted a letter to the Staff on behalf of the Proponent (the "Second Response") responding to the First Supplemental Letter. The Second Response does not raise any new arguments but misstates an important fact, and therefore we write to respond to the misstatement.

The Second Response states:

> The company's latest letter erroneously asserts that Amazon.com does not sell foie gras in the United States through its Amazon.com website. Although it is only marginally relevant to the no action request since these facts are not in actual contention in the no action request, it should be noted that a search on the Amazon.com website today from the US revealed 1440 entries for foie gras.

This statement reflects the Proponent's fundamental misunderstanding of the nature of the Company's business. As stated in the No-Action Request, the Company does not sell *foie gras* in the United States on its Amazon.com website. Instead, this product is offered by third-party sellers who have determined to list their products on the Company's Amazon.com website and sell those products directly to consumers.[1] Thus, Amazon is not the party that is selling *foie gras* on the U.S. Amazon.com website; Amazon hosts the website, and Amazon's customers – the third-party sellers – sell *foie gras*. Upon clicking on each of the listings cited in the Second Response, the specific product page explicitly states who the seller of the product is, and in each case Amazon.com is not the seller of the product (see examples on Attachment A to this letter).

Thus, as stated in the No-Action Request, the Proposal relates to dealings between the Company and its customers: third-party sellers who elect to list a particular product on the Company's website and sell that product to the public through the Company's website. The Company is an internet retailer that enables millions of third parties to sell products to the public through the Company's retail websites. As such, the Proposal addresses the Company's customer relationships and policies pursuant to which the Company grants third parties access to its website, both matters relating to the Company's ordinary business operations.

Based upon the foregoing analysis, and our arguments set forth in the No-Action Request and the First Supplemental Letter, we reiterate our request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations and pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

---

[1] As stated on page 3 of the Company's Form 10-K for the year ended December 31, 2014, "We offer programs that enable sellers to sell their products on our websites and their own branded websites and to fulfill orders through us. We are not the seller of record in these transactions, but instead earn fixed fees, revenue share fees, per-unit activity fees, or some combination thereof."

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, or Mark Hoffman, the Company's Vice President and Associate General Counsel, M&A, Corporate and Securities, at (206) 266-2132.

Sincerely,



Ronald O. Mueller

ROM/ktz
Enclosures

cc: Mark Hoffman, Amazon.com, Inc.
Nikki Sweeden Bollaert
Sanford J. Lewis

101899634.3

ATTACHMENT A

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SANFORD J. LEWIS, ATTORNEY

March 20, 2015

Via email
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal at Amazon.com, Inc. on animal cruelty in production of products sold – supplemental reply

Ladies and Gentlemen:

Nikki Sweeden Bollaert (the "Proponent") is the beneficial owner of common stock of Amazon.com, Inc. (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. I have been asked by the Proponent to respond to the supplemental letter dated March 17, 2015, sent to the Securities and Exchange Commission Staff by Ronald O. Mueller of Gibson Dunn on behalf of the Company.

In that letter, the Company reiterates its contention that the Proposal may be excluded from the Company's 2015 proxy statement by virtue of Rule 14a-8(i)(7) and Rule 14a-8(i)(10). We previously responded to the company's February 3 no action request on February 26.

In general, the Proponent stands by the original letter, however, the Proponent wishes to add the following in response to the latest letter.

The supplemental letter states that the Proposal addresses a broad issue of ordinary business, all forms of treatment of animals, rather than only on the issue of animal cruelty. Yet, as we previously noted, reading the Proposal in its entirety, it is clear to the reader that the focus of the proposal is on cruelty, a significant policy issue.

The company's latest letter erroneously asserts that Amazon.com does not sell foie gras in the United States through its Amazon.com website. Although it is only marginally relevant to the no action request since these facts are not in actual contention in the no action request, it should be noted that a search on the Amazon.com website today from the US revealed 1440 entries for foie gras.

The Company's letter in Footnote 1 makes an erroneous link between cruelty related proposals and the exclusion of proposals addressing sale of a particular product. The Staff letters have not allowed exclusion of proposals where the proposals address practices or policies relating to cruelty generally, and do not attempt to drive decisions regarding sale of a particular product. The current proposal reflects such an approach and therefore is not excludable.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
(413) 549-7333 ph. • (413) 825-0223 fax

With regard to the company's Rule 14a-8(i)(10) argument, we note that the Company's existing disclosures also do not specifically discuss "treatment of animals." Thus, regardless of how the request is portrayed by the Company, its existing disclosures do not contain the specifics needed to implement the proposal.

Therefore, the proponent continues to assert that the Proposal is not excludable and requests the Staff to instruct the Company that it must include the Proposal on the proxy.

Sincerely,



Sanford Lewis
Attorney at Law

cc: Ronald O. Mueller

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

March 17, 2015

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Amazon.com, Inc.*
Shareholder Proposal of Nikki Sweeden Bollaert
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On February 3, 2015, we submitted a letter (the "No-Action Request") on behalf of Amazon.com, Inc. ("Amazon," or the "Company") notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders (collectively, the "2015 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof (the "Supporting Statement") received from Nikki Sweeden Bollaert (the "Proponent"). The Proposal requests that the Company "disclose to shareholders any reputational and financial risks that it may face as a result of negative public opinion pertaining to the treatment of animals used to produce products it sells." The No-Action Request sets forth the basis for our view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations and pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

On February 26, 2015, Sanford J. Lewis submitted a letter to the Staff on behalf of the Proponent (the "Response") responding to the No-Action Request. The Response argues that the Proposal should not be excluded pursuant to (i) Rule 14a-8(i)(7) because the Proposal relates to the significant public policy issue of animal cruelty, and (ii) Rule 14a-8(i)(10) because the Company has not substantially implemented the Proposal. This letter responds to certain of the arguments raised by the Response.

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Related To The Company's Ordinary Business Operations.

The Response attempts to mischaracterize the Proposal as one focused narrowly on animal cruelty, when in fact, the Proposal requests disclosure that is far broader in scope. Specifically, the Response asserts that the "Proposal focuses on the significant social policy issue of animal cruelty and therefore is not excludable as ordinary business." In addition, the Response repeatedly and consistently describes the Proposal as a request for disclosure of the risks arising from the sale or production of products associated with "animal cruelty." Tellingly, the Response's purported summary of the Proposal differs from the actual language of the Proposal. The Response states:

> The Proposal requests that the Company disclose the reputational and financial risks it may face as a result of negative public opinion pertaining to the *cruel* treatment of animals used to produce products it sells. (Emphasis added.)

However, the Proposal itself is much broader and does not mention cruelty. Instead, the Proposal states:

> [S]hareholders request that Amazon disclose to shareholders any reputational and financial risks that it may face as a result of negative public opinion pertaining to the *treatment of animals* used to produce products it sells. (Emphasis added.)

Because the Proposal requests disclosure related to the treatment of animals generally, as opposed to disclosure related to the particular issue of animal cruelty, it does not implicate a significant policy issue. The Response's attempt to recast the Proposal as one related to animal cruelty does not change this conclusion.

As described in the No-Action Request, the Proposal is excludable pursuant to Rule 14a-8(i)(7) because it does not raise a significant policy issue with respect to the products the Company sells. The Proposal does not address any particular type of animal treatment, nor does it address any particular type of product. Thus, implementation of the Proposal would require the Company to assess the risks associated with a large number of products that do not raise animal cruelty concerns, such as the treatment of animals depicted in movies or television shows that the Company sells or distributes. In addition, as noted in the No-Action Request, although the Supporting Statement provides a lone "example" of a potentially significant policy issue with respect to *foie gras*, the Company does not sell this product in the United States through its Amazon.com website.[1]

In addition, the Proposal may be excluded as relating to the Company's ordinary business operations because it addresses policies pursuant to which the Company permits third parties to access its website. As explained in the No-Action Request, the Company's third-party sellers (who pay the Company a commission or fee to sell to the public through the Company's website) are one category of Company customers, and the Staff has consistently concurred with the exclusion under Rule 14a-8(i)(7) of proposals concerning customer relations, even when the activities of those customers may be controversial. *See, e.g., Bank of America Corp. (Trillium Asset Management)* (avail. Feb. 24, 2010) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requesting a report assessing the adoption of a policy barring future financing for companies engaged predominantly in mountain top coal removal, noting in particular that the proposal related to the company's "decisions to extend credit or provide other financial services to particular types of customers" and explaining that "[p]roposals concerning customer relations or the sale of particular services are generally excludable under rule 14a-8(i)(7)").

Finally, as explained in the No-Action Request, even if the Proposal's request is deemed to encompass issues relating to cruelty to animals in the Company's product portfolio, the Proposal properly can be excluded under Rule 14a-8(i)(7) because it also encompasses ordinary business matters. The Staff consistently has concurred in the exclusion of proposals that touch upon a significant policy matter but that also encompass ordinary business matters. *See, e.g., PetSmart, Inc.* (avail. Mar. 24, 2011) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board require suppliers to certify that they had not violated certain laws relating to the prevention of animal cruelty, noting that "[a]lthough the humane treatment of animals is a significant policy issue, we note your view that the scope of the laws covered by the proposal is 'fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping'"). As in *PetSmart*, where a proposal that touched upon the policy issue of the humane treatment of

---

1 As explained in the No-Action Request, even if the broad scope of the Proposal were disregarded and the Proposal was deemed to focus on cruelty in feeding animals in the Company's current product portfolio, which the Supporting Statement identifies as "one example" of the types of issues encompassed by the Proposal, the Proposal is properly excluded under the long line of precedents where the Staff consistently has concurred that a proposal relating to a retailer's sale of a controversial product, including products involving alleged cruelty to animals, may be excluded under Rule 14a-8(i)(7).

animals was excludable under Rule 14a-8(i)(7) because the proposal also encompassed ordinary business matters, the Proposal is excludable because it is similarly broad in nature and implicates ordinary business matters.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented By Disclosure In The Company's Public Filings.

The Response claims that the disclosure described in the No-Action Request as substantially implementing the Proposal (i.e., risk factors contained in the Company's periodic reports filed with the Commission) "does not meet the guidelines or essential objective of the Proposal, which calls for disclosure of risks associated with animal cruelty in the production of products the Company sells." The Response notes in particular that the Company's "disclosure does not even mention animal cruelty." As a preliminary matter, for the reasons described in Section I above, these assertions mischaracterize the Proposal by stating that the Proposal calls for disclosure relating to animal cruelty, when in fact, the Proposal requests disclosure "pertaining to the treatment of animals" more generally, and also does not specifically mention animal cruelty.

In addition, we continue to believe that the Proposal is excludable under Rule 14a-8(i)(10) despite the differences between the Response's articulation of how it would prefer to see disclosure phrased and the Company's disclosure. As explained in the No-Action Request, a company need not implement a proposal in exactly the manner set forth by the proponent. The Staff consistently has concurred that disclosures provided by a company substantially implement shareholder proposals seeking reports, even when the company's disclosures were not precisely what the proponent would prefer. *See, e.g., Exxon Mobil Corp. (Province of St. Joseph of the Capuchin Order)* (avail. Mar. 23, 2007) (concurring that a proposal requesting a report on the company's response to pressures to develop renewable energy technologies and products could be excluded under Rule 14a-8(i)(10) over the proponent's objection that the company's report was insufficient because it failed to adequately discuss renewable energy); *Honeywell International Inc.* (avail. Feb. 21, 2006) (concurring that a proposal requesting a sustainability report could be excluded under Rule 14a-8(i)(10) over the proponent's objection that the company's report was insufficient because it was no more than "a sketchy marketing presentation, with little or no data and analysis"); *Raytheon Co.* (avail. Jan. 25, 2006) (concurring that a proposal requesting a sustainability report could be excluded under Rule 14a-8(i)(10) over the proponent's objection that the company's report "fails to include basic objective data concerning the environment, human rights and corporate responsibility"); *Exxon Mobil Corp.* (avail. Mar. 18, 2004) (concurring that a proposal requesting a report on the company's response to pressures to reduce greenhouse gas emissions could be excluded under Rule 14a-8(i)(10) over the proponent's objection that the company's report was not responsive to the proposal). Because the Proposal is not seeking a formal report, but simply disclosure of certain risks, the Proposal is seeking even less than the proposals in the precedent cited above. In addition, it should be noted that the Company's risk factor disclosure is an ideal place for the Company to substantially implement a request for disclosure of certain risks, as the Company has done here. Accordingly, the Company has substantially implemented the Proposal, and the Proposal may be excluded from the 2015 Proxy Materials in reliance on Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, and our arguments set forth in the No-Action Request, we reiterate our request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, or Mark Hoffman, the Company's Vice President and Associate General Counsel, M&A, Corporate and Securities, at (206) 266-2132.

Sincerely,



Ronald O. Mueller

ROM/ktz
Enclosures

cc: Mark Hoffman, Amazon.com, Inc.
Nikki Sweeden Bollaert
Sanford J. Lewis

101891207.7

SANFORD J. LEWIS, ATTORNEY

February 26, 2015

Via email
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal at Amazon.com, Inc. on animal cruelty in production of products sold

Ladies and Gentlemen:
Nikki Sweeden Bollaert (the "Proponent") is the beneficial owner of common stock of Amazon.com, Inc. (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company.

I have been asked by the Proponent to respond to the letter dated February 3, 2015, sent to the Securities and Exchange Commission Staff by Ronald O. Mueller of Gibson Dunn on behalf of the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2015 proxy statement by virtue of Rule 14a-8(i)(7) and Rule 14a-8(i)(10). I have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is my opinion that the Proposal must be included in the Company's 2015 proxy materials and that it is not excludable by virtue of those Rules.

A copy of this letter is being e-mailed concurrently to Ronald O. Mueller.

SUMMARY

The Proposal requests that the Company disclose the reputational and financial risks it may face as a result of negative public opinion pertaining to the cruel treatment of animals used to produce products it sells. The Company asserts that the Proposal is excludable under Rule 14a-8(i)(7) (ordinary business) or Rule 14a-8(i)(10) (substantial implementation.) However, the subject matter of the Proposal addresses a significant policy issue, animal cruelty, and does not fall under the exceptions to permissibility such as micromanagement. The fact that the Proposal relates also to products sold by third parties on the Company's website does not further make the Proposal subject matter excludable ordinary business; as the largest Internet retailer in the country, the Company's reputation is affected by its ability to enforce appropriate standards applicable to third parties selling on its site. Thus, the subject matter of the Proposal both relates to a significant policy issue and has a nexus to the Company's business.

The Company asserts that its generic risk disclosures contained in its SEC filings suffice to constitute "substantial implementation" of the Proposal. However, these disclosures do not specifically discuss animal cruelty and therefore cannot be said to substantially implement the

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
(413) 549-7333 ph. • (413) 825-0223 fax

guidelines or essential objective of the Proposal. Therefore, the Proposal is not excludable pursuant to Rule 14a-8(i)(10).

THE PROPOSAL

The Proposal states in its entirety:

BE IT RESOLVED, that the shareholders request that Amazon disclose to shareholders any reputational and financial risks it may face as a result of negative public opinion pertaining to the treatment of animals used to produce products it sells.

Further Information: This resolution is designed to help shareholders better understand risks that may exist within the company's operations but which the company has no disclosed.

As just one example, Amazon sells *foie gras* - the diseased and engorged liver of a duck or goose, produced by cruelly force-feeding birds more than they would normally consume. Animal welfare experts agree that force-feeding birds can cause pain and injury from the pipes that are shoved down the birds' throats, fear and distress during capture and handling, difficulty walking and breathing, and increased mortality.

The practice has been banned in California and more than a dozen countries, and many other major retailers, including Costco, Safeway, Target, Giant Eagle, Whole Foods Market, and Wolfgang Puck, refuse to sell *foie gras*.

Undercover investigations at Amazon's *foie gras* suppliers have documented workers violently shoving pipes down ducks' throats; ducks killed by the brutal force-feeding process, itself; birds with open, bleeding wounds left to suffer without proper veterinary care; and fully conscious ducks being shackled upside down and having their throats cut open.

This issue- and potentially others like it within Amazon's product portfolio- may pose reputational and financial risks to Amazon. For example:

- Northern Trust, which holds over $1 billion in Amazon stock, recognizes the importance of this issue with its policy to generally vote in favor of animal welfare disclosure resolutions like this one.

- As the World Bank's International Finance Corporation wrote: "In the case of animal welfare, failure to keep pace with changing consumer expectations and market opportunities could put companies and their investors at a competitive disadvantage in an increasingly global marketplace."

- And Citigroup has reported that "concerns over animal cruelty" can present "headline risks" to companies.

Amazon seems to agree that products involving egregious cruelty to animals pose a risk. In the past, Amazon has banned the sale of a long list of animal products, including shark fins, whale meat, bear bile, ivory, snake and crocodile skin, seal fur and any product or body part from a dog or cat. Consumers cannot purchase dog-fighting videos on Amazon, and a year ago, Amazon stopped selling even a *replica* of a skinned, dead dog. Most tellingly, Amazon no longer sells *foie gras* on its UK website. However, the company has not disclosed to shareholder what risks, more broadly, it may face as a result of cruelty to animals in its current product portfolio. This resolution would provide that disclosure, and shareholders are urged to vote in favor of it.

ANALYSIS

I. THE PROPOSAL IS NOT EXCLUDABLE PURSUANT TO RULE 14a-8(i)(7)

The Company asserts the Proposal impermissibly relates to the sale of particular products, and its relations with customers who sell products on its website. However, the Commission and the courts have both agreed that matters of animal welfare are a significant social policy issue, not excludable under Rule 14a-8(i)(7).

A. The Proposal focuses on the significant social policy issue of animal cruelty and therefore is not excludable as ordinary business.

It is well established in Staff decisions that animal cruelty is a significant social policy issue. See, for example, the numerous prior decisions supporting the notion that a proposal focused on animal welfare was a reason to permit it to appear on the proxy, even though it might have related to some aspects of ordinary business. *See for example, Outback Steakhouse, Inc.* (March 6, 2006) (poultry slaughter methods); *Wendy's Int'l, Inc.* (Feb. 8, 2005) (involving food safety and inhumane slaughter of animals purchased by fast food chains); *Hormel Foods Corp.* (Nov. 10, 2005) (proposal to establish committee to investigate effect of "factory farming" on animals whose meat is used in Company products, and make recommendations concerning how the Company can encourage the development of more humane farming techniques); *Wyeth* (February 4, 2004) (animal testing); *American Home Products Corp.* (January 16, 1996) (animal testing); and *American Home Products Corp.* (February 25, 1993) (animal testing). Also consider *Bristol-Myers Squibb Company* (March 7, 1991) in which a shareholder was allowed to recommend "that, with regard to cosmetics and non-medical household products, the Company: (1) immediately stop all animal tests not required by law; and (2) begin to phase out those products which in management's opinion cannot, in the near future, be legally marketed without live animal testing." In that case, the Staff specifically stated, "the proposal relates not just to a decision whether to discontinue a particular product but also to the substantial policy issue of the humane treatment of animals in product development and testing." See also, *PepsiCo., Inc.* (March 9, 1990) ("factory farming"); *Proctor & Gamble Co.* (July 27, 1988) (live animal testing); and *Avon Products, Inc.* (March 30, 1988) (animal testing).

The Company misinterprets the Proposal to seek to alter the sale of particular products, when in actuality, the Proposal clearly focuses on "reputational and financial risks…of negative public opinion" pertaining to animal cruelty in production. As such, it does not seek to eliminate particular products, but only require disclosure of risks associated with potential public opinion responses.

The Company supports its argument by citing examples of resolutions excluded as ordinary business matters where a halt to the purchase of particular products was being requested by the proposal, but where the Staff did not find a significant social policy issue to be present necessary to override exclusion on ordinary business. For instance, *Wells Fargo & Co.* (Jan. 28, 2013), *Wal-Mart Stores, Inc.* (Mar. 30, 2010), *Wal-Mart Stores Inc.* (Mar. 26, 2010), *Lowe's Cos., Inc.* (Feb. 1, 2008), and *The Kroger Co.* (Mar. 20, 2003). The Company cites precedents where the Staff specifically excluded proposals relating to a retailer's sale of a specific controversial product. Company letter page 8:

> *PetSmart, Inc.* (Apr. 8 2009) Proposal requesting a report on the feasibility of phasing out the company's sale of live animals.
>
> *Wal-Mart Stores, Inc.* (Mar. 24, 2008) Proposal requesting a report on the viability of the UK cage-free egg policy, discussing any issues raised that would affect a similar move forward in the US.
>
> *The Home Depot, Inc.* (Jan. 24, 2008) Proposal encouraging the company to end the sale of glue traps.
>
> *PetSmart, Inc.* (Apr. 14, 2006) Proposal requesting a report detailing whether the company will end all bird sales.
>
> *American Express Co.* (Jan. 25, 1990) Proposal requesting discontinued fur promotions.

Clearly, each of these proposals attempted to stop, or otherwise command control over the sale of particular products. The Proposal is distinguishable because it does not attempt to control the sale of particular products, but merely requests that the Company disclose its risks in selling products associated with animal cruelty.

The Company argues that the Proposal only touches upon the significant social policy issue of animal cruelty. It is clear from reading language of the Proposal in its entirety, that the focus of the Proposal is on animal cruelty in the production of products sold by the Company.

B. The Proposal does not impermissibly relate to the customer relations of the Company and there is sufficient nexus between the nature of the Proposal and the company; therefore the Proposal is not excludable as ordinary business.

The Company argues that since third parties access its website to sell their own products, addressing the production of those products is akin to addressing the Company's customer relations, which impermissibly relates to ordinary business matters.

None of the Staff decisions cited by the Company in support of this argument can be sufficiently compared to the case at hand whereby the Company sells third party products through its website. Company letter, page 5-6. In addition, none of those cases cited dealt with a significant policy issue as the current Proposal clearly does.

The Company further argues, "the fact that the Company could restrict the products sold by third-party sellers on its website does not create a sufficient nexus between the product selection decisions of such third parties and the Company." Company letter, page 9.

Could it be that the Company is in effect asserting that shareholders have no right to inquire as to the status of Company efforts to control products sold on its website?

The argument brings to mind the recent *Silk Road*[1] criminal case whereby the defendant was the creator and facilitator of a black market website in which third parties sold illegal goods and services. Defendant was convicted for the illegal transactions carried out by third parties, despite his assertion that he had no responsibility for the types of transactions taking place on his site.

As the largest Internet retailer in the country, the Company is in no position to argue for impunity or ordinary business with regard to the standards and impact of its controls on products sold on its website. The Company's business is the facilitation of sales of products through its website, and clearly, there is nexus between a facilitator of sales and the products sold. Further, the Company is subject to risks associated with the production of those products, which is the actual focus of the Proposal, no matter how the Company attempts to distort it.

Recent media coverage and Company responses regarding animal cruelty issues in products sold on the Amazon.com website demonstrate the nexus of the issue to the company. For example, in 2007, Amazon.com made news when it was discovered that dogfighting DVDs and cockfighting magazines were being sold on the website. "Humane Society Demands Amazon Pulled Dogfighting DVD Cockfighting Mags," Seattle Post-Intelligencer, February 7, 2007. The Company has also been criticized in media for its continuing sale of foie gras.[2]

In contrast to the Company's apparent failure to come up with a comprehensive approach to animal cruelty in products sold on its site, other companies have been more aggressive in developing such policies. For example, the restaurant chains Tim Horton's[3] and Wendy's[4] have adopted animal welfare policies applicable to all of purchases. Grocery

[1] *U.S. v. Ulbricht* (Southern District of NY) (2015)

[2] AmazonCruelty.com; Amazon Urged To Ban Foie Gras: Animal-Rights Group Calls Retailer A Lame Duck Over Controversial Food, International Business Times, June 12, 2013 http://www.ibtimes.com/amazon-urged-ban-foie-gras-animal-rights-group-calls-retailer-lame-duck-over-controversial-food; Why Is Amazon Ducking Animal Cruelty Controversy?, Huffington Post, June 13, 2013; http://www.huffingtonpost.com/nathan-runkle/why-is-amazon-ducking-animal-cruelty_b_3456390.html.

[3] http://sustainabilityreport.timhortons.com/planet_supply_initiatives.html - http://sustainabilityreport.timhortons.com/planet_supply_initiatives.html%23animal

[4] https://www.wendys.com/en-us/about-wendys/animal-welfare-program -

store Safeway has announced it will work with pork and poultry suppliers that prioritize animal welfare. Retailer Target includes discussion of animal cruelty issues in its corporate social responsibility report.[5]

Nestlé's[6] and Unilever[7] have made a clear commitment to farm animal welfare in their supply chains, including recognizing the "five freedoms" applied to animals:

1. Freedom from hunger, thirst and malnutrition
2. Freedom from fear and distress
3. Freedom from physical and thermal discomfort
4. Freedom from pain, injury and disease
5. Freedom to express normal patterns of behaviour

In contrast, Amazon.com's commitments to avoiding animal cruelty appeared to be sparse, unsystematic, and leaving the company vulnerable to reputational damage.

Notably, the Company attempts to distinguish *Wal-Mart Stores, Inc.* (Mar. 31, 2010), where a proposal that encouraged the board to require the company's chicken and turkey suppliers to switch to animal welfare-friendly controlled atmosphere killing, a less cruel method of slaughter was found not to be excludable, because the proposal did not address the company's choice of products but instead addressed a *particular processing method* used by the company's suppliers. Company letter page 8. The Proposal here requires far less from the Company than that proposal by merely asking for disclosure of the risks associated with the production of products by third party customers.

II. THE PROPOSAL IS NOT SUBSTANTIALLY IMPLEMENTED WITHIN THE MEANING OF RULE 14a-8(i)(10).

The Company argues that the Proposal may be excluded from the 2015 Proxy Materials under Rule 14a-8(i)(10) based on its existing disclosures. In order for the Company to meet its burden of proving substantial implementation pursuant to Rule 14a-8(i)(10), it must show that its activities meet both the guidelines and essential objective of the Proposal. See, e.g., *Exelon Corp.* (Feb. 26, 2010).

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[5] https://corporate.target.com/_media/TargetCorp/csr/pdf/2013-corporate-responsibility-report.pdf - https://corporate.target.com/_media/TargetCorp/csr/pdf/2013-corporate-responsibility-report.pdf

[6] http://www.nestle.com/asset-library/documents/creating shared value/rural_development/nestle-commitment-farm-animal-welfare.pdf - http://www.nestle.com/asset-library/documents/creating%2520shared%2520value/rural_development/nestle-commitment-fa

[7] http://www.unilever.com/sustainable-living-2014/our-approach-to-sustainability/responding-to-stakeholder-concerns/farm-animal-welfare/ - http://www.unilever.com/sustainable-living-2014/our-approach-to-sustainability/responding-to-stakeholder-concer

The Company's entire argument for substantial implementation rests on a quoted risk factor located in its Form 10-K entitled "Our Supplier Relationships Subject Us to a Number of Risks" which states:

> "if our suppliers or other vendors violate applicable laws, regulations, our code of standards and responsibilities, or implement practices regarded as unethical, unsafe, or hazardous to the environment, it could damage our reputation, limit our growth, and negatively affect our operating results."

This disclosure does not meet the guidelines or essential objective of the Proposal, which calls for disclosure of risks associated with animal cruelty in the production of products the Company sells. The disclosure does not even mention animal cruelty. In contrast, as noted above, numerous other retail companies report extensively on the measures they are taking to enhance their reputations by respecting animal cruelty concerns.

The several cases cited by the Company to support its substantial implantation argument, all by the Company's own admission, dealt with multiple page disclosures, statements, and reports that specifically addressed the essential objectives of the respective proposals. In contrast, the Company's only cited disclosure is one sentence, with no reference to animal cruelty. This one sentence cannot be said to encompass the disclosures that the Proposal requests by any means. Therefore, the Company has not substantially implemented the Proposal and the Proposal is not excludable pursuant to Rule 14a-8(i)(10).

CONCLUSION

As demonstrated above, the Proposal is not excludable under the asserted rules. Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc: Ronald O. Mueller

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

03981-00193

February 3, 2015

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Amazon.com, Inc.*
Shareholder Proposal of Nikki Sweeden Bollaert
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Amazon.com, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders (collectively, the "2015 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof (the "Supporting Statement") received from Nikki Sweeden Bollaert (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **BE IT RESOLVED**, that the shareholders request that Amazon disclose to shareholders any reputational and financial risks that it may face as a result of negative public opinion pertaining to the treatment of animals used to produce products it sells.

The Supporting Statement states, in relevant part:

> This resolution is designed to help shareholders better understand risks that may exist within the company's operations but which the company has not disclosed.
>
> As just one example, Amazon sells *foie gras*—the diseased and engorged liver of a duck or goose, produced by cruelly force-feeding birds more than they would naturally consume. Animal welfare experts agree that force-feeding birds can cause pain and injury from the pipes that are shoved down the birds' throats, fear and distress during capture and handling, difficulty walking and breathing, and increased mortality.
>
> . . .
>
> This issue—and potentially others like it within Amazon's product portfolio—may pose reputational and financial risks to Amazon.
>
> . . .
>
> Amazon seems to agree that products involving egregious cruelty to animals pose a risk. In the past, Amazon has banned the sale of a long list of animal products, including shark fins, whale meat, bear bile, ivory, snake and crocodile skin, seal fur and any product or body part from a dog or a cat. Consumers cannot purchase dog-fighting videos on Amazon, and a year ago, Amazon stopped selling even a *replica* of a skinned, dead dog. Most tellingly, Amazon no longer sells *foie gras* on its UK website. However, the company has not disclosed to shareholder [*sic*] what risks, more broadly, it may face as a result of cruelty to animals in its current product portfolio. This resolution would provide that disclosure, and shareholders are urged to vote in favor of it.

A copy of the Proposal is attached to this letter as Exhibit A.[1]

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2015 Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations; and
- Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Related To The Company's Ordinary Business Operations.

The Proposal may be omitted pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified one of the central considerations underlying the rule to be that "[c]ertain tasks are so fundamental to management's ability to run a company on a

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[1] Although tracking records provided by the Proponent indicate that the Company received an envelope from the Proponent on December 9, 2014, the Proposal has not been located by the Company. Exhibit A contains the copy of the Proposal that was emailed by the Proponent to the Company on January 13, 2015.

day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

The Proposal requests that the Company disclose "any reputational and financial risks that it may face as a result of negative public opinion pertaining to the treatment of animals used to produce products it sells." The Proposal's request for a review of certain risks does not preclude exclusion if the underlying subject matter of the proposal is ordinary business. As the Staff indicated in Legal Bulletin No. 14E (Oct. 27, 2009) ("SLB 14E"), in evaluating shareholder proposals that request a risk assessment:

> [R]ather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead focus on the subject matter to which the risk pertains or that gives rise to the risk. . . . [S]imilar to the way in which we analyze proposals asking for the preparation of a report, the formation of a committee or the inclusion of disclosure in a Commission-prescribed document—where we look to the underlying subject matter of the report, committee or disclosure to determine whether the proposal relates to ordinary business—we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company.

The Staff has continued to concur in the exclusion of shareholder proposals seeking risk assessments when the subject matter concerns ordinary business operations. *See, e.g.*, *FedEx Corp.* (avail. July 11, 2014) (concurring with the exclusion of a proposal asking the board to report on how the company could "better respond to reputational damage from its association with the Washington D.C. NFL franchise team name controversy," which involved ordinary business matters (the manner in which the company advertises its products and services)); *Exxon Mobil Corp.* (avail. Mar. 6, 2012) (concurring with the exclusion of a proposal asking the board to prepare a report on "environmental, social and economic challenges associated with the oil sands," which involved ordinary business matters (the economic challenges associated with oil sands)); *Sempra Energy* (avail. Jan. 12, 2012, *recon. denied* Jan. 23, 2012) (concurring with the exclusion of a proposal requesting a report on the company's management of certain "risks posed by Sempra operations in any country that may pose an elevated risk of corrupt practices" where the company argued that the proposal related to decisions regarding the location of company facilities and implicated its efforts to ensure ethical behavior and to oversee compliance with applicable laws, noting that "the underlying subject matter of these risks appears to involve ordinary business matters"). Similar to the precedents cited above, the Proposal is structured as a request to provide an assessment of risks arising from a subject matter that includes aspects of the Company's ordinary business operations, and therefore may be excluded under Rule 14a-8(i)(7).

A. The Proposal Is Excludable Under Rule 14a-8(i)(7) Because It Concerns Policies Pursuant To Which The Company Grants Third Parties Access To Its Website.

The Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations because it addresses policies pursuant to which the Company permits third parties to access its website. The Proposal requests that the Company disclose risks that the Company may face "as a result of negative public opinion pertaining to the treatment of animals used to produce products it sells." The Supporting Statement then provides the sale of *foie gras* "[a]s just one example" of the situation addressed by the Proposal. However, the Company does not sell *foie gras* in the United States on its Amazon.com website; instead, this product is offered by third-party sellers who have determined to list their products on the Company's Amazon.com website and sell those products directly to consumers.[2] In this context, the third-party sellers are the Company's customers.[3] With respect to third-party sellers, the Company establishes the terms upon which they may offer and sell products through the Company's website, and then the third-party sellers determine whether to offer specific products to the public. Thus, by addressing a product that is sold in the United States through the Company's Amazon.com website by third-party sellers, the Proposal addresses the Company's customer relationships, an issue that the Staff repeatedly has concurred relates to ordinary business matters within the scope of Rule 14a-8(i)(7).

The Staff consistently has concurred with the exclusion of proposals concerning customer relations pursuant to Rule 14a-8(i)(7). For example, in *The Coca-Cola Co.* (avail. Feb. 17, 2010, *recon. denied* Mar. 3, 2010), the Staff concurred with the exclusion of a proposal requesting a report discussing policy options in response to public concerns regarding bottled water. In making its determination, the Staff noted that "[p]roposals that concern customer relations and decisions relating to product quality are generally excludable under

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[2] As stated on page 3 of the Company's Form 10-K for the year ended December 31, 2014 (the "Company Form 10-K"), "We offer programs that enable sellers to sell their products on our websites and their own branded websites and to fulfill orders through us. We are not the seller of record in these transactions, but instead earn fixed fees, revenue share fees, per-unit activity fees, or some combination thereof."

[3] As page 3 of the Company Form 10-K explains, "In each of our two geographic segments, we serve our primary customer sets, consisting of consumers, *sellers*, enterprises, and content creators" (emphasis added).

rule 14a-8(i)(7)." *See also Bank of America Corp. (Trillium Asset Management)* (avail. Feb. 24, 2010) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requesting a report assessing the adoption of a policy barring future financing for companies engaged predominantly in mountain top coal removal, noting in particular that the proposal related to the company's "decisions to extend credit or provide other financial services to particular types of customers" and explaining that "[p]roposals concerning customer relations or the sale of particular services are generally excludable under rule 14a-8(i)(7)"); *Bank of America Corp.* (avail. Jan. 6, 2010) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requiring the company to stop accepting matricula consular cards as a form of identification, which effectively sought "to limit the banking services the [company could] provide to individuals the [p]roponent believe[d] [we]re illegal immigrants," because the proposal sought to control the company's "customer relations or the sale of particular services"); *Bank of America Corp.* (avail. Jan. 22, 2009) (same); *Wells Fargo & Co.* (avail. Feb. 16, 2006) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company not provide its services to payday lenders as concerning "customer relations"); *Bank of America Corp.* (avail. Mar. 7, 2005) (same). Like the precedents cited above, the Proposal is excludable because it requests a report relating to customer relations.

As with the foregoing precedents, the Company's policies pursuant to which the Company grants third parties access to its Amazon.com website relate to the Company's dealings with its customers. As in the case of *Bank of America (Trillium Asset Management)*, decisions regarding customer relations implicate ordinary business policies even when the activities of those customers may be controversial, and therefore the Proposal properly may be excluded under Rule 14a-8(i)(7).

B. The Proposal Is Excludable Under Rule 14a-8(i)(7) Because It Does Not Raise A Significant Policy Issue With Respect To Products The Company Sells.

The Proposal is excludable pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations because it addresses the Company's sale of products on its website and does not raise a significant policy issue. Decisions regarding the products the Company sells implicate myriad factors that must be considered by the Company's management, including the tastes and preferences of customers, the products offered by the Company's competitors, the laws where the Company's products are sold, the availability of sufficient quantity and quality of products to meet demand, and the prices charged by the Company's suppliers. Balancing such interests is a complex issue and is "so fundamental to management's ability to run [the C]ompany on a day-to-day basis that [it] could not, as a practical matter, be subject to direct shareholder oversight." *See* 1998 Release.

The Staff consistently has concurred in the exclusion of proposals relating to the sale of particular products. For example, in *Wells Fargo & Co.* (avail. Jan. 28, 2013, *recon. denied* Mar. 4, 2013), a proposal requested that the company prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of the company's direct deposit advance lending service. The company argued that the proposal could be excluded under Rule 14a-8(i)(7) as relating to the company's decision to offer specific lending products and services to its customers, a core feature of the ordinary business of banking. The Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(7), noting in particular that "the proposal relates to the products and services offered for sale by the company." As the Staff further explained, "[p]roposals concerning the sale of particular products and services are generally excludable under [R]ule 14a-8(i)(7)." *See also Wal-Mart Stores, Inc. (Albert)* (avail. Mar. 30, 2010) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requiring that all Company stores stock certain amounts of locally produced and packaged food as concerning "the sale of particular products"); *Wal-Mart Stores, Inc. (Porter)* (avail. Mar. 26, 2010) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal "to adopt a policy requiring all products and services offered for sale in the United States of America by Wal-Mart and Sam's Club stores shall be manufactured or produced in the United States of America" and noting that "the proposal relates to the products and services offered for sale by the [C]ompany"); *Lowe's Cos., Inc.* (avail. Feb. 1, 2008) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal encouraging the company to end the sale of glue traps as relating to "the sale of a particular product"); *The Kroger Co.* (avail. Mar. 20, 2003) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting the company cease making available certain shopping cards to its customers as relating to "the manner in which a company sells and markets its products").

In this regard, it is important to note that the Proposal does not implicate a significant policy issue. Instead, the Proposal addresses generally "the treatment of animals used to produce products it sells" but does not address any particular type of animal treatment, and does not address any particular type of product. Because the Company is an online retailer that sells tens of millions of products, there are millions of aspects in which the treatment of animals could be implicated. For example, the Proposal could implicate the care and feeding of dogs and cats that are depicted in books and movies that the Company sells. However, the Proposal does not address or focus upon a significant policy issue with respect to any particular type of treatment of such animals or with respect to products that the Company sells. The Supporting Statement provides a lone "example" of a potentially significant policy issue with respect to *foie gras*, which as noted above is not sold in the United States through the Company's Amazon.com website. Likewise, the Supporting Statement states that the Company "has banned the sale of a long list of animal products." Thus, the Proposal's general reference to "the treatment of animals used to produce products [the Company] sells" deals with a vague abstraction and does not raise a significant policy issue as to the Company.

Even if the broad scope of the Proposal were disregarded and the Proposal was deemed to focus on cruelty in feeding animals in the Company's current product portfolio, which the Supporting Statement identifies as "one example" of the types of issues encompassed by the Proposal, the Proposal is properly excluded under the long line of precedents where the Staff consistently has concurred that a proposal relating to a retailer's sale of a controversial product, including products involving alleged cruelty to animals, may be excluded under Rule 14a-8(i)(7). *See, e.g., PetSmart, Inc.* (avail. Apr. 8, 2009) (concurring with the exclusion of a proposal requesting that the board issue a report on the feasibility of phasing out the company's sale of live animals by 2014 because the proposal related to the sale of particular goods); *Wal-Mart Stores, Inc.* (avail. Mar. 24, 2008) (concurring with the exclusion of a proposal requesting a report on the "viability of the UK cage-free egg policy, discussing any issues raised that would affect a similar move forward in the US; what the company is doing in the domestic market and what further steps can be taken to forward its position on this important animal welfare issue" because the proposal related to the company's "ordinary business operations (i.e., sale of a particular product)"); *The Home Depot, Inc.* (avail. Jan. 24, 2008) (concurring with the exclusion of a proposal encouraging the company to end the sale of glue traps, which the proponent claimed "are cruel and inhumane to the target animals and pose a danger to companion animals and wildlife," because the proposal related to the sale of a particular product); *PetSmart, Inc.* (avail. Apr. 14, 2006) (concurring with the exclusion of a proposal requesting that the board issue a report detailing whether the company will end all bird sales because the proposal related to the sale of particular goods); *American Express Co.* (avail. Jan. 25, 1990) (concurring with the exclusion of a proposal under the predecessor to Rule 14a-8(i)(7) requesting that the board "discontinue all fur promotions in an effort to maintain [the company's] respected and progressive public image" because the proposal related to the promotion and sale of a particular product).

Such proposals are distinguishable from proposals addressing the role of a company that is involved in the production of a product, such as in *Wal-Mart Stores, Inc.* (avail. Mar. 31, 2010) ("*Wal-Mart 2010*"). In *Wal-Mart 2010*, a shareholder proposal encouraged the board to "require the company's chicken and turkey suppliers to switch to animal welfare-friendly controlled-atmosphere killing (CAK), a less cruel method of slaughter, within five years." Although the Staff did not agree that the proposal could be excluded under Rule 14a-8(i)(7), the *Wal-Mart 2010* proposal did not address the company's choice of products but instead addressed a particular processing method used by the company's suppliers of a specific product, and therefore is clearly distinguishable from the Proposal's focus on risks arising from products that the Company determines to sell on its website, especially as the Proposal applies to the Company's role with respect to third-party sellers who determine what products to offer through the Company's website.

Furthermore, to the extent the Proposal is viewed as encompassing the sale of *foie gras* by third-party sellers on the Company's Amazon.com website, it is nonetheless excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations. The Staff stated in SLB 14E that a shareholder proposal focusing on a significant policy issue "generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company." Consistent with this position, when a proposal does not have a sufficient nexus to a company's business, the Staff has concurred that the proposal is excludable under Rule 14a-8(i)(7) even if it touches upon a significant policy issue. With respect to third-party sellers, the Company establishes the terms upon which they may offer and sell products through the Company's website, and then the third-party sellers determine whether to offer specific products to the public. The fact that the Company could restrict the products sold by third-party sellers on its website does not create a sufficient nexus between the product selection decisions of such third parties and the Company.

In this respect, the Staff's response in *Intel Corp.* (*Recon.*) (avail. Mar. 31, 1999) is particularly relevant. In *Intel*, the proposal requested that the Company condition its sponsorship of the International Science and Engineering Fair on the high school science fair's operators changing their rules to restrict the use of animal tests by some contestants. Even though the Staff has found that the use of animals in scientific tests implicates a significant policy issue, the Staff concurred that as to Intel the proposal implicated only an ordinary business issue (decisions to commence contributions to a particular charity), and that there was not a sufficient nexus between the significant policy issue and Intel. Likewise, in *Danaher Corp.* (avail. Mar. 8, 2013, *recon. denied.* Mar. 20, 2013), the proposal asserted that mercury from dental amalgam, a product Danaher manufactures, could pollute the environment if mishandled by dentists or their patients. The proposal requested Danaher to report on its policies and plans for eliminating releases into the environment of mercury from its products. Although the proposal addressed potential environmental pollution by Danaher's customers as a result of their mishandling a Danaher product, there was not a sufficient nexus between that issue and Danaher. Accordingly, the Staff concurred that Danaher could exclude the proposal under Rule 14a-8(i)(7), noting that the proposal related to Danaher's product development and that "[p]roposals concerning product development are generally excludable under rule 14a-8(i)(7)." Like the proposals in *Danaher* and *Intel*, to the extent the Proposal, as it is applied in the United States, addresses the treatment of animals in the production of *foie gras*, it does not raise a significant policy issue as to the Company. Instead, the Proposal implicates only the Company's ordinary business decisions: its relationships with its third-party seller customers, and the terms upon which it grants those customers access to its Amazon.com website.

Accordingly, because the Proposal does not raise a significant policy issue with respect to the Company, the Proposal may be excluded pursuant to Rule 14a8(i)(7) as relating to the Company's ordinary business operations.

C. *Regardless Of Whether The Proposal Touches Upon A Significant Policy Issue, The Entire Proposal Is Excludable Because It Addresses Ordinary Business Matters.*

Finally, even if the Proposal's request for disclosure "pertaining to the treatment of animals used to produce products it sells" is deemed to encompass issues relating to cruelty to animals in the Company's current product portfolio, the Proposal properly can be excluded under Rule 14a-8(i)(7) because it also encompasses ordinary business matters.

The Staff consistently has concurred in the exclusion of proposals that touch upon a significant policy matter but that also encompass ordinary business matters. This position prevents proponents from circumventing the standards of Rule 14a-8(i)(7) by combining ordinary business matters with a significant policy issue. For example, the proposal in *PetSmart, Inc.* (avail. Mar. 24, 2011) requested that the board require its suppliers to certify they had not violated "the Animal Welfare Act, the Lacey Act, or any state law equivalents," the principal purpose of which related to preventing animal cruelty. The Staff granted no-action relief under Rule 14a-8(i)(7) and stated, "Although the humane treatment of animals is a significant policy issue, we note your view that the scope of the laws covered by the proposal is 'fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping.'" Similarly, in *Union Pacific Corp.* (avail. Feb. 25, 2008), the Staff concurred with the exclusion of a proposal requesting disclosure of the company's efforts to safeguard the company's operations from terrorist attacks and other homeland security incidents. The company argued that the proposal was excludable because it related to securing the company's operations from both extraordinary incidents, such as terrorism, and ordinary incidents, such as earthquakes, floods, and counterfeit merchandise. The Staff concurred that the proposal was excludable because it implicated matters relating to the company's ordinary business operations. *See also Apache Corp.* (avail. Mar. 5, 2008) (concurring with the exclusion of a proposal requesting the implementation of equal employment opportunity policies based on principles specified in the proposal prohibiting discrimination based on sexual orientation and gender identity because "some of the principles" related to the company's ordinary business operations).

As in *PetSmart*, where a proposal that touched upon the policy issue of animal treatment was excludable under Rule 14a-8(i)(7) because the proposal also encompassed ordinary business matters, the Proposal is excludable because it is similarly broad in nature and implicates ordinary business matters. The Proposal requests that the Company disclose the "reputational and financial risks that it may face as a result of negative public opinion pertaining to the treatment of animals used to produce products it sells." The last paragraph of the Supporting Statement illustrates how broad the scope of this request is intended to be. It implies that the requested disclosure of risks should cover the Company's entire "current product portfolio." In implementing the Proposal, the Company would be required to analyze the risks associated with negative opinions regarding such ordinary and common products as the depiction of animals in books and movies that the Company sells, as well as the treatment of animals in the production of leather goods. The breadth of products referenced in the Supporting Statement indicates that the Company could be required to analyze millions of products for a wide variety of potential negative public opinion issues. *See PepsiCo, Inc.* (avail. Jan. 10, 2014) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal addressing the treatment of animals depicted in a product advertisement). As in *PetSmart*, *Union Pacific* and *Apache*, where companies were permitted to exclude proposals as broad in nature despite touching upon significant policy issues, the Proposal encompasses many aspects of the Company's ordinary business decisions regarding products it sells that do not implicate a significant policy issue. Thus, the Proposal is not focused on a significant policy issue and therefore may be excluded under Rule 14a-8(i)(7).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented By Disclosure In The Company's Public Filings.

A. Background.

Rule 14a-8(i)(10) permits the exclusion of a shareholder proposal "[i]f the company has already substantially implemented the proposal." For the reasons set forth below, we ask that the Staff concur that the Proposal may be omitted pursuant to Rule 14a-8(i)(10) because the Company has disclosed to shareholders the information requested by the Proposal in its public filings with the Commission, which are posted on both the Commission's EDGAR website and the Company's website.

The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release

No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. *See* Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented," *see* the 1983 Release, and the Commission codified this revised interpretation in the 1998 Release.

Thus, when a company can demonstrate that it has taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., The Dow Chemical Co.* (avail. Mar. 5, 2008) (concurring in the exclusion of a proposal that requested a "global warming report" that discussed how the Company's efforts to ameliorate climate change may have affected the global climate when the Company had already made various statements about its efforts related to climate change, which were scattered throughout various corporate documents and disclosures). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

At the same time, a company need not implement a proposal in exactly the manner set forth by the proponent. *See* 1998 Release, at n.30 and accompanying text. *See, e.g., Hewlett-Packard Co. (Steiner)* (avail. Dec. 11, 2007) (proposal requesting that the board permit shareholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit shareholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting). Differences between a company's actions and a shareholder proposal are permitted as long as the company's actions satisfactorily address the proposal's essential objectives. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010) (concurring in the exclusion of a proposal that requested a report on different aspects of the company's political contributions when the company had already adopted its own set of corporate political contribution guidelines and issued a political contributions report that, together, provided "an up-to-date view of the [c]ompany's policies and procedures with regard to political contributions"); *Johnson & Johnson* (avail. Feb. 17, 2006) (concurring that a proposal requesting that the company confirm the legitimacy of all current and future U.S. employees was substantially implemented when the company had verified the legitimacy of 91% of its domestic workforce); *Masco Corp.* (avail. Mar. 29, 1999) (concurring in the exclusion of a proposal seeking specific criteria for the company's outside directors after the company had adopted a version of the proposal that included modifications and clarifications).

B. Analysis.

The Proposal requests that the Company "disclose to shareholders any reputational and financial risks that it may face as a result of negative public opinion pertaining to the treatment of animals used to produce products it sells." These risks have been discussed by the Company in its periodic reports filed with the Commission. For example, the Company Form 10-K contains a risk factor entitled "Our Supplier Relationships Subject Us to a Number of Risks" that addresses each element of the Proposal. In particular, the Company states that "if our suppliers or other vendors violate applicable laws, regulations, our code of standards and responsibilities, or implement practices regarded as unethical, unsafe, or hazardous to the environment, it could damage our reputation, limit our growth, and negatively affect our operating results." As the Proposal requests, the disclosure in the Company Form 10-K addresses the reputational and financial risks the Company may face (*i.e.*, "damage [to] reputation," "limit[ation of] growth," and "negative[] affect [on] operating results") as a result of the implementation of practices by its suppliers or vendors. The Company Form 10-K and past reports containing this language are available on both the Commission's EDGAR website and the Company's website. As a result, the Company has made this disclosure available not only to the Company's shareholders, as the Proposal requests, but to all members of the public.

The Staff has consistently concurred with the exclusion of shareholder proposals that, like the Proposal, request a report containing information that the company has already publicly disclosed. Among the numerous precedents addressing this type of proposal under Rule 14a-8(i)(10) are the following:

- *The Dow Chemical Company* (avail. Mar. 18, 2014, *recon. denied* Mar. 25, 2014), in which the Staff concurred with the exclusion of a proposal requesting that the company prepare a report "assessing the short and long term financial, reputational and operational impacts" of an environmental incident in Bhopal, India. The company argued that a document included on its website providing "Q and A" with respect to the Bhopal incident substantially implemented the proposal. In making its determination, the Staff noted that "it appears that [the company's] public disclosures compare favorably with the guidelines of the proposal and that [the company] has, therefore, substantially implemented the proposal."

- *The Coca-Cola Co.* (avail. Jan. 25, 2012, *recon. denied* Feb. 29, 2012), in which the proposal requested that the board prepare a report "updating investors on how the company is responding to the public policy challenges associated with [Bisphenol A]." The company asserted that its website already disclosed "information about the use of BPA in aluminum can liners and the [c]ompany's priority of ensuring the safety and quality of its products and packaging." Although the disclosures referenced by the company were scattered across multiple pages of the company's website, the Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(10), noting that the company's "public disclosures compare favorably with the guidelines of the proposal and that [the company] has, therefore, substantially implemented the proposal."

- *Target Corp.* (avail. Mar. 26, 2013), in which the Staff concurred in the exclusion of a proposal requesting that the board study the feasibility of adopting a policy prohibiting the use of treasury funds for direct and indirect political contributions, where the company referenced a one-page statement in opposition from a previous proxy statement and five pages excerpted from a company report, both of which addressed company reviews of the use of company funds for political purposes.

- *TECO Energy, Inc.* (avail. Feb. 21, 2013), in which the Staff concurred in the exclusion under Rule 14a-8(i)(10) of a proposal requesting a report on the environmental and public health effects of mountaintop removal operations as well as feasible mitigating measures, where the company supplemented its sustainability report with a two-page report and a four-page table on the topic.

- *General Electric Co.* (avail. Jan. 18, 2011, *recon. granted* Feb. 24, 2011), in which the Staff concurred in the exclusion on substantial implementation grounds of a proposal requesting a report on legislative and regulatory public policy advocacy activities where the company prepared and posted an approximately two-page report regarding public policy issues on its website, noting that the company's "policies, practices and procedures compare favorably with the guidelines of the proposal."

- *Pfizer Inc.* (avail. Jan. 11, 2013, *recon. denied* Mar. 1, 2013), in which the Staff concurred in the exclusion of a proposal requesting that the board issue a report detailing measures implemented to reduce the use of animals and specific plans to promote alternatives to animal use, where the company cited

> its compliance with the Animal Welfare Act and published a two-page "Guidelines and Policy on Laboratory Animal Care" on its website.

See also Wal-Mart Stores, Inc. (avail. Mar. 10, 2008); *PG&E Corp.* (avail. Mar. 6, 2008); *The Dow Chemical Co.* (avail. Mar. 5, 2008); *Johnson & Johnson* (avail. Feb. 22, 2008) (in each case, concurring in the exclusion, under Rule 14a-8(i)(10), of a proposal requesting that the company issue a report based upon the company having already publicly disclosed the subject matter of the requested report).

As with the companies in the foregoing precedents, the Company already has disclosed the information that the Proposal requests. Accordingly, the Company has substantially implemented the Proposal, and the Proposal may be excluded from the 2015 Proxy Materials in reliance on Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, or Mark Hoffman, the Company's Vice President and Associate General Counsel, M&A, Corporate and Securities, at (206) 266-2132.

Sincerely,



Ronald O. Mueller

ROM/ktz
Enclosures

cc: Mark Hoffman, Amazon.com, Inc.
Nikki Sweeden Bollaert

101864460.12 .docx

GIBSON DUNN

EXHIBIT A

*** FISMA & OMB Memorandum M-07-16 ***

December 8, 2014

Secretary
Amazon.com, Inc.
410 Terry Avenue North
Seattle, Washington 98109

Re: Shareholder Proposal by Nikki Sweeden Bollaert

To Whom It May Concern:

Enclosed is my shareholder proposal, submitted in accordance with Amazon.com Inc.'s 2014 proxy statement and Rule 14a-8 under the Securities Exchange Act, for consideration in the 2015 Annual Shareholder's Meeting.

Pursuant to 17 CFR 240.14a-8 (b)(2)(i), please be advised that I intend to continue my ownership of 15 shares of Amazon.com, Inc. stock up to and including the date of the 2015 Annual Sha

Please contact me at *** FISMA & OMB Memorandum M-07-16 *** if you have any questions.

Sincerely,



Nikki Sweeden Bollaert

Enc.

This Proposal is submitted by Nikki Sweeden Bollaert, owner of 15 shares of stock.

BE IT RESOLVED, that the shareholders request that Amazon disclose to shareholders any reputational and financial risks that it may face as a result of negative public opinion pertaining to the treatment of animals used to produce products it sells.

Further Information: This resolution is designed to help shareholders better understand risks that may exist within the company's operations but which the company has not disclosed.

As just one example, Amazon sells *foie gras*—the diseased and engorged liver of a duck or goose, produced by cruelly force-feeding birds more than they would naturally consume. Animal welfare experts agree that force-feeding birds can cause pain and injury from the pipes that are shoved down the birds' throats, fear and distress during capture and handling, difficulty walking and breathing, and increased mortality.

The practice has been banned in California and more than a dozen countries, and many other major retailers, including Costco, Safeway, Target, Giant Eagle, Whole Foods Market, and Wolfgang Puck, refuse to sell *foie gras*.

Undercover investigations at Amazon's *foie gras* suppliers have documented workers violently shoving pipes down ducks' throats; ducks killed by the brutal force-feeding process, itself; birds with open, bleeding wounds left to suffer without proper veterinary care; and fully conscious ducks being shackled upside down and having their throats cut open.

This issue—and potentially others like it within Amazon's product portfolio—may pose reputational and financial risks to Amazon. For example:

- Northern Trust, which holds over $1 billion in Amazon stock, recognizes the importance of this issue with its policy to generally vote in favor of animal welfare disclosure resolutions like this one.

- As the World Bank's International Finance Corporation wrote: "In the case of animal welfare, failure to keep pace with changing consumer expectations and market opportunities could put companies and their investors at a competitive disadvantage in an increasingly global marketplace."

- And Citigroup has reported that "concerns over animal cruelty" can present "headline risks" to companies.

Amazon seems to agree that products involving egregious cruelty to animals pose a risk. In the past, Amazon has banned the sale of a long list of animal products, including shark fins, whale meat, bear bile, ivory, snake and crocodile skin, seal fur and any product or body part from a dog or a cat. Consumers cannot purchase dog-fighting videos on Amazon, and a year ago, Amazon stopped selling even a *replica* of a skinned, dead dog. Most tellingly, Amazon no longer sells *foie gras* on its UK website. However, the company has not disclosed to shareholder what risks, more broadly, it may face as a result of cruelty to animals in its current product portfolio. This resolution would provide that disclosure, and shareholders are urged to vote in favor of it.



MEMBER FINRA/SIPC

2595 Canyon Blvd Ste 175 Boulder CO 80302
p: 303-413-0800 • f: 303-442-4678

December 4, 2014

Nikki Sweeden Bollaert

*** FISMA & OMB Memorandum M-07-16 ***

Re: Scottrade A*** FISMA & OMB Memorandum M-07-16 ***

Dear Nikki,

Per your request, this letter confirms your ownership in Amazon.com Inc. in the above referenced account. Currently, your account has 15 shares of AMZN which were purchased 3/13/2012. The market value as of 12/3/2014 was $4747.00 based on a closing price of $315.50.

Please contact us at 303-413-0800 if you need anything further.

Sincerely,

Matt Hancock
Branch Manager

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client: 03981-00193

January 15, 2015

VIA OVERNIGHT MAIL

Nikki Sweeden Bollaert

*** FISMA & OMB Memorandum M-07-16 ***

Re:Dear Ms. Bollaert:

I am writing on behalf of Amazon.com, Inc. (the "Company") regarding your shareholder proposal relating to the treatment of animals submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Shareholders (the "Proposal"). While tracking records you provided indicate the Company received a copy of the Proposal on December 9, 2014, the Proposal has not been located internally and we were not aware of the Proposal until we received your email dated January 9, 2015.

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received adequate proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. The December 4, 2014 letter from Scottrade you provided is insufficient because it verifies ownership as of December 4, 2014 rather than December 8, 2014, the date the Proposal was submitted to the Company, and does not state that the shares were held *continuously* during the requisite one-year period preceding and including December 8, 2014.

To remedy this defect, you must obtain a new proof of ownership letter verifying your continuous ownership of the requisite number of Company shares for the one-year period preceding and including December 8, 2014, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including December 8, 2014; or
(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including December 8, 2014.

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including December 8, 2014. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the

one-year period preceding and including December 8, 2014, the requisite number of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Gibson, Dunn & Crutcher LLP, 1050 Connecticut Ave., N.W., Washington, D.C. 20036. Alternatively, you may transmit any response by facsimile to me at (202) 530-9569.

If you have any questions with respect to the foregoing, please contact me at (202) 955-8671. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Ronald O. Mueller

ROM/tm
Enclosures

cc: Mark Hoffman, Amazon.com, Inc.
Marvin Tagaban, Amazon.com, Inc.

101862451.6

*** FISMA & OMB Memorandum M-07-16 ***

January 28, 2015

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Shareholder Proposal by Nikki Sweeden Bollaert

Dear Mr. Mueller:

I received your letter of January 15, 2015, regarding the supporting documentation I submitted in conjunction with my shareholder proposal to Amazon.com, Inc.

As you noted in your letter, Amazon.com received my Proposal on December 8, 2014. Your letter identifying purported deficiencies in my submission was not sent to me until well over one month later, contrary to SEC Rule 14a-8(f), which states "Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies." Given this delay, it would seem that Amazon.com has waived its right to object to any alleged procedural deficiencies in my submission and that a response by me is not required.

However, in the interest of facilitating an amicable and productive dialog between me and Amazon.com, I am enclosing a letter from Scottrade, the record owner of Amazon.com shares, which I believe adequately address the points raised in your letter. If it does not, or if you need any additional information, please contact me at *** FISMA & OMB Memorandum M-07-16 *** and I will do my best to provide the information you need.

Lastly, I would like to once again reiterate my hope that we can resolve this matter through internal agreement, rather than resorting to a shareholder proposal. As I previously expressed to the company, if Amazon.com agrees to prohibit the sale of foie gras on its website, I will gladly withdraw my shareholder proposal.

Sincerely,



Nikki Sweeden Bollaert



MEMBER FINRA/SIPC

2595 Canyon Blvd Ste 175 Boulder CO 80302
p: 303-413-0800 • f: 303-442-4678

January 27, 2015

Nikki Sweeden Bollaert

*** FISMA & OMB Memorandum M-07-16 ***

RE: Scottrade Account Number *** FISMA & OMB Memorandum M-07-16 *** Rollover IRA

Dear Ms. Bollaert:

Per your request, this letter is to confirm that you hold 15 shares of Amazon stock (AMZN) in your Scottrade Rollover IRA. The stock is held by Scottrade, in street name, with you being the beneficial owner.

Our records show you have held AMZN continuously from December 8, 2013 through December 9, 2014, which AMZN has held a fair market value of over $2,000.00 between those dates.

Also, Scottrade does participate in the DTC network and our DTC number is 0705.

If you need further assistance please feel free to contact us at 303-413-0800.

Sincerely,

Matt Hancock
Branch Manager